Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

SAP America, Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-41762 and 333-63496) of SAP AG of our report dated June 28, 2012, with respect to the statements of net assets available for benefits of SAP America, Inc. 401(k) Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of SAP America, Inc. 401(k) Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 28, 2012